UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13-D

(Amendment No. 9)*

Alcatel Lucent

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

ISIN No. FR0000130007

(CUSIP Number of Class of Securities)

Copies to:

Riikka Tieaho Vice President, Corporate Legal Nokia Corporation Karaportti 3 FI-02610 Espoo Finland Tel. No.: +358 (0) 10-448-8000	Scott V. Simpson Michal Berkner Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Tel. No.: +44 20-7519-7000

October 25, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7)

Schedule 13D

CUSIP No. 013904305

1	Names of reporting persons: Nokia Corporation I.R.S. Identification Nos. of Above Persons: Not Applicable
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3	SEC use only
4	Source of funds: OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Republic of Finland
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 3 543 328 791 (1)
	8	Shared voting power: 0
	9	Sole dispositive power: 3 543 328 791 (1)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by reporting person: 3 543 328 791 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 96.9% (2) representing 96.9% of the total outstanding voting power (3)
14	Type of reporting person: CO

(1)	Representing (i) 3 427 839 621 Alcatel Lucent Shares, (ii) 88 348 185 Alcatel Lucent Shares issuable upon conversion of the 88 348 185 of the 2019 OCEANEs held by Nokia at the current conversion ratio of one 2019 OCEANE to one Alcatel Lucent Share and (iii) 27 140 985 Alcatel Lucent Shares issuable upon conversion of the 27 140 985 of the 2020 OCEANEs held by Nokia at the current conversion ratio of one 2020 OCEANE to one Alcatel Lucent Share.
(2)	Based on the maximum number of 3 655 169 246 Alcatel Lucent Shares (including Alcatel Lucent Shares issuable upon conversion of OCEANEs held by Nokia) outstanding as of September 16, 2016.
(3)	Based on the maximum number of 3 657 829 487 Alcatel Lucent theoretical voting rights (including Alcatel Lucent theoretical voting rights issuable upon conversion of OCEANEs held by Nokia) outstanding as of September 16, 2016.

This Amendment No. 9 is being filed by Nokia with respect to Alcatel Lucent Securities, and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on January 26, 2016, as amended on February 10, 2016, March 17, 2016, May 10, 2016, May 17, 2016, June 17, 2016, September 6, 2016, September 22, 2016 and October 5, 2016 (collectively with this Amendment No. 9, the “Schedule 13D”). Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

“On October 25, 2016, the AMF announced the continuation of the timetable of the Public Buy-Out Offer to be followed by the Squeeze-Out.

Accordingly, the Public Buy-Out Offer period will end on October 31, 2016 and the Squeeze-Out will be implemented on November 2, 2016, in accordance with the General Regulation of the AMF.

The legal challenge filed before the Paris Court of Appeal (the “Court”) on September 30, 2016 against the AMF’s clearance decision regarding the Offer dated September 20, 2016 is still pending and the Court is expected to issue a decision during the first quarter of 2017. Nokia believes that the Offer complies with all applicable laws and regulations and that the legal challenge is without merit.

In connection with the continuation of the timetable, as a precautionary measure until the decision of the Court, Nokia has committed in particular to deposit into blocked accounts (i) a sum equal to the difference between the price of the Offer and the price requested by the claimants in the legal challenge, multiplied by the total number of Alcatel Lucent Securities that were targeted by the Public Buy-Out Offer, and (ii) the Alcatel Lucent Securities which have been and will be acquired as part of the Offer. Nokia also committed to maintain the integrity of the legal entity Alcatel Lucent S.A. In the event that the AMF’s clearance decision would be nullified or amended by the Court, Nokia undertook in particular to (i) return the Alcatel Lucent Securities acquired as part of the Offer to the former holders of the Alcatel Lucent Securities who would make such a request, (ii) file a modified public buy-out offer to be followed by a squeeze-out which would comply with applicable French laws and regulations and the decision of the Paris Court of Appeal, and (iii) pay the difference between the initial offer price and the modified price, as the case may be, to all holders of Alcatel Lucent Securities acquired by Nokia in the context of the Offer.”

Item 5.	Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated in its entirety to read as follows:

“There were 3 655 169 246 Alcatel Lucent Shares (including Alcatel Lucent Shares issuable upon conversion of OCEANEs held by Nokia) outstanding as of September 16, 2016 and 3 657 829 487 Alcatel Lucent theoretical voting rights (including Alcatel Lucent theoretical voting rights issuable upon conversion of OCEANEs held by Nokia) as of September 16, 2016.

Nokia beneficially owns (i) 3 427 839 621 Alcatel Lucent Shares, (ii) 88 348 185 Alcatel Lucent Shares issuable upon conversion of the 88 348 185 of the 2019 OCEANEs held by Nokia at the current conversion ratio of one 2019 OCEANE to one Alcatel Lucent Share and (iii) 27 140 985 Alcatel Lucent Shares issuable upon conversion of the 27 140 985 of the 2020 OCEANEs held by Nokia at the current conversion ratio of one 2020 OCEANE to one Alcatel Lucent Share.

Nokia beneficially owns 96.9% of the Alcatel Lucent Shares (including Alcatel Lucent Shares issuable upon conversion of OCEANEs held by Nokia) representing 96.9% of the total outstanding theoretical voting rights in Alcatel Lucent (including Alcatel Lucent theoretical voting rights issuable upon conversion of OCEANEs held by Nokia).

In addition to the Alcatel Lucent Securities owned by Nokia, the following individuals named on Schedule 1 hold Alcatel Lucent Securities:

Name	Alcatel Lucent Shares	Total Alcatel Lucent Securities	Percent of Alcatel Lucent Shares
Jean C. Monty	37 432	37 432	0.0%

Olivier Piou	36 622	36 622	0.0%

Except as set forth above, to the best of Nokia’s knowledge, none of the persons named in Schedule 1 hereto is the beneficial owners of any Alcatel Lucent Securities.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOKIA CORPORATION

By:	/s/ Riikka Tieaho
Name:	Riikka Tieaho
Title:	Vice President, Corporate Legal

By:	/s/ Kristian Pullola
Name:	Kristian Pullola
Title:	Senior Vice President, Corporate Controller

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

NOKIA CORPORATION

The following is a list of the executive officers and directors of Nokia Corporation (“Nokia”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, the current business address of each person is Karaportti 3, FI-02610 Espoo, Finland. Capitalized terms used but not otherwise defined in this Schedule 1 have the meaning ascribed to them in the Amendment No. 9 to the Schedule 13D to which this Schedule 1 is attached.

Board of Directors of Nokia

Name	Present Position with Nokia or Other Principal Occupation or Employment	Business Address (if other than Nokia)	Country of Citizenship
Risto Siilasmaa	Chairman of the Board, Nokia		Finland
Olivier Piou	Vice Chairman of the Board, Nokia		France
Bruce Brown	Director, Nokia		United States
Louis R. Hughes	Director, Nokia		United States
Jean C. Monty	Director, Nokia		Canada
Elisabeth Nelson	Director, Nokia		United States
Carla Smits-Nusteling	Director, Nokia		Netherlands
Kari Stadigh	Director, Nokia Group Chief Executive Officer and President, Sampo plc	Fabianinkatu 27, 00100 Helsinki, Finland	Finland

Executive Officers of Nokia

Name	Present Position with Nokia	Country of Citizenship
Rajeev Suri	President and Chief Executive Officer	Singapore
Samih Elhage	President of Mobile Networks	Canada
Federico Guillén	President of Fixed Networks	Spain
Basil Alwan	President of IP/Optical Networks	United States
Bhaskar Gorti	President of Applications & Analytics	United States
Timo Ihamuotila	Chief Financial Officer	Finland
Hans-Jürgen Bill	Chief Human Resources Officer	Germany
Kathrin Buvac	Chief Strategy Officer	Germany
Ashish Chowdhary	Chief Customer Operations Officer	India
Barry French	Chief Marketing Officer	United States
Marc Rouanne	Chief Innovation & Operating Officer	France
Maria Varsellona	Chief Legal Officer	Italy

Exhibit Index

Exhibit No.	Description

1	Memorandum of Understanding, dated as of April 15, 2015, by and between Nokia Corporation and Alcatel Lucent S.A (incorporated herein by reference to Exhibit 2.1 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

2	Amendment to the Memorandum of Understanding, dated as of October 28, 2015, by and between Nokia Corporation and Alcatel Lucent S.A. (incorporated herein by reference to Exhibit 2.2 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

3	Exchange Offer/Prospectus, dated November 12, 2015 (incorporated herein by reference to the Registration Statement on Form F-4 filed by Nokia (File No: 333-206365))

4	Form of Letter of Transmittal for Certificated Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

5	Form of Letter of Transmittal for book-entry only Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

6	Notice of Guaranteed Delivery (Alcatel Lucent ADSs) (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

7	Form of Letter of Transmittal for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vi) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

8	Notice of Guaranteed Delivery for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

9	Letter to Alcatel Lucent Security Holders (incorporated herein by reference to Exhibit (a)(1)(viii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

10	Share Purchase Agreement, dated as of March 16, 2016, by and between JPMorgan Chase Bank N.A. and Nokia Corporation (1)

11	English translation of Nokia and Alcatel Lucent’s draft joint offer document (projet de note d’information conjointe) as filed with the AMF on September 6, 2016 (2)

12	English translation of Nokia and Alcatel Lucent’s joint offer document, published on September 20, 2016 (incorporated herein by reference to Exhibit 99.1 of the Form CB furnished by Nokia on September 22, 2016)

13	English translation of Nokia’s “other information” document, dated September 21, 2016 (incorporated herein by reference to Exhibit 99.2 of the Form CB furnished by Nokia on September 22, 2016)

14	English translation of Alcatel Lucent’s “other information” document, published on September 21, 2016 (incorporated herein by reference to Exhibit 99.3 of the Form CB furnished by Nokia on September 22, 2016)

(1)	Previously filed as an exhibit to Amendment 2 to the Schedule 13D.
(2)	Previously filed as an exhibit to Amendment 6 to the Schedule 13D.